August 20, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Attn: Katherine Wray

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Sajan, Inc.

Withdrawal of Acceleration Request - Registration Statement on

Form S-1 (File No. 333-195819)

Ladies and Gentlemen:

Reference is made to the acceleration request letter of Sajan, Inc. (the “Company”), dated August 18, 2014, which requested that the above-referenced registration statement become effective (the “Acceleration Request”) as of 5:00 p.m., Eastern Daylight Time, on August 19, 2014, or as soon thereafter as possible (the “Acceleration Time”). Prior to the Acceleration Time, legal counsel to the Company orally withdrew the Acceleration Request though a teleconference with the staff of the Securities and Exchange Commission. The Company hereby formally withdraws the Acceleration Request.

If you have questions, please call John Houston (612-492-7392) at Fredrikson & Byron, P.A., legal counsel to the Company.

Sincerely,

SAJAN, INC.

By:	/s/ Thomas Skiba
Thomas Skiba Chief Financial Officer